Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

September 18, 2006

Catalyst acknowledges extension of Third Avenue
Management’s unsolicited offer

Vancouver, BC – The Board of Directors of Catalyst Paper Corporation (TSX: CTL) today acknowledged that CTOE LLC, a company under the direction of Third Avenue Management, has extended its offer for up to 39 million shares of Catalyst at an offer price of Cnd$3.30 per share until October 20th, 2006 at 5:00pm Pacific Standard Time.

As previously announced the Catalyst Board has recommended that shareholders reject the Third Avenue offer and not tender their shares to it. The Board’s reasons for this recommendation are contained in the Directors’ Circular dated August 25th, 2006, which has been mailed to shareholders and filed with Canadian and United States securities regulators. The Directors’ Circular is available on Catalyst’s web site at www.catalystpaper.com and on SEDAR at www.sedar.com.

As a result of the extension of the Third Avenue offer, Catalyst shareholders who wish to accept the Third Avenue offer now have until October 20th, 2006 at 5:00pm Pacific Standard Time, unless further extended, to tender shares. The Third Avenue offer continues to be subject to a number of conditions that, to the knowledge of Catalyst, have not yet been satisfied or waived. Among other things, these conditions include approval under the Investment Canada Act. Third Avenue has not disclosed when it filed its application for, or when it expects to receive, this approval.

No shares can be taken up and paid for under the offer until the offer has expired and Third Avenue has determined, based on the number of shares deposited, what percentage of the tendered shares will be acquired and what percentage will be returned to depositing shareholders. The shareholder rights plan is not delaying the purchase of shares under the offer. While the offer is conditional upon the termination or waiver of Catalyst’s shareholder rights plan, the plan would preclude shares from being taken up and paid for under the offer only if it remains in effect on and after the expiry of the offer, which Third Avenue now has scheduled for October 20, 2006. That date could be further extended if Ministerial approval under the Investment Canada Act has not been received or other conditions of the offer have not then been satisfied or waived. The notice of variation indicates that in no event will the offer be terminated or permitted to expire until at least five business days after any announcement of an intention to waive any material condition of the offer.

Shareholders who have questions about Third Avenue’s offer (or who may have already tendered to the Third Avenue offer and wish to withdraw them) may contact Georgeson, the information agent for Catalyst, toll free at 1-866-726-8613.

About Catalyst Paper

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, BC.

For more information:

Investors: Ralph Leverton	Media: Lyn Brown
Vice-President, Finance and CFO	Vice-President, Corporate Affairs
604-654-4040	604-654-4212